Exhibit 21

Subsidiaries of the Registrant

State or Jurisdiction Under
the Law of Which Organized

Jersey Shore State Bank	Pennsylvania

Woods Real Estate Development Company, Inc.	Pennsylvania

Woods Investment Company, Inc.	Delaware

The M Group, Inc. (subsidiary of the Bank)	Pennsylvania